NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
2-7-08

DIVISION OF
CORPORATION FINANCE



Received SEC
FEB 21 2008
Washington, DC 20549

February 21, 2008

Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2008

Re: CVS Caremark Corporation
Incoming letter dated February 7, 2008

Dear Mr. Goldberg:

This is in response to your letter dated February 7, 2008 concerning the shareholder proposal submitted to CVS by William Steiner. We also have received letters on the proponent's behalf dated February 18, 2008 and February 20, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

LOUIS L. GOLDBERG
212 450 4539
LOUIS.GOLDBERG@DPW.COM

February 7, 2008

**Re: Stockholder Proposal of William Steiner
Exchange Act of 1934—Rule 14a-8**

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

This letter is to inform you that our client, CVS Caremark Corporation, a Delaware corporation (the **"Company"** or **"CVS"**), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the **"2008 Proxy Materials"**), a stockholder proposal and supporting statement (the **"Proposal"**) received from William Steiner (the **"Proponent"**), on October 12, 2007. We hereby request confirmation that the staff of the Office of Chief Counsel (the **"Staff"**) will not recommend any enforcement action if CVS omits the Proposal from its 2008 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of each of this letter and the Proposal;
- concurrently sent a copy of this submission to the Proponent as notification of the Company's intention to omit the proposal from its 2008 Proxy Materials.

The Company notes that this filing is after the 80 day deadline stipulated in Rule 14a-8(j)(1). However, the Company respectfully submits that there is good cause to allow submission of the Company's letter for the following reasons: (i) the Staff has recently permitted the identical Proposal to be omitted under Rule 14a-8(i)(3) (see *JP Morgan Chase & Co.*, available January 31, 2008); (ii) since the issue of excludability has recently been considered and decided by the Staff, the full 80-day review period would therefore appear not to be needed in this case; and (iii) in light of the false and misleading nature of the Proposal (as discussed below) we believe that its inclusion would not be in the best interest of shareholders.

This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

INTRODUCTION

The Proposal, which is attached hereto as Exhibit A, states:

RESOLVED: Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

ANALYSIS

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that is vague, indefinite and therefore materially false or misleading if, "the resolution contained in the proposal is so inherently vague and indefinite that neither the Shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15 2004). The Staff has consistently concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and is shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). *See Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representatives payees" as "vague and indefinite"), *Puget Energy, Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take necessary steps to implement a policy of improved corporate governance.")

The Proposal asks for the Board to amend the Company's bylaws and other governing documents so that there is "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." Section 211(d) of the General Corporate Law of the

State of Delaware (the "**DGCL**"), provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." The section does not automatically vest the shareholders with the right to call a special meeting and thus there is no "standard allowed by applicable law" to define the content of the right. Therefore, the proposal is vague and indefinite because "neither the Shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15 2004).

In JP Morgan Chase & Co. (JPM) (January 31, 2008), the identical proposal was submitted, requesting the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The no-action letter argued that "neither the Company's shareholders nor the Board would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal." In its response letter, the Staff concurred with JPM's view on excludability of the proposal as "vague and indefinite" under Rule 14a-8(i)(3). The same reasoning that the Staff applied in JPM should be extended to the Proposal as excludable under Rule 14a-8(i)(3).

For the reasons discussed above, the Proposal is impermissibly misleading and vague and, therefore, should be excludable under Rule 14a-8(i)(3).

CONCLUSION

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, CVS omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,



Louis Goldberg

Enclosures

cc w/ enc: Thomas S. Moffatt, Esq.
John Chevedden

EXHIBIT A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Edwin M. Crawford
CVS/Caremark Corporation (CVS)
One CVS Dr
Woonsocket RI 02895

Rule 14a-8 Proposal

Dear Mr. Crawford,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



William Steiner   10/12/07
                               Date

cc: Zenon P. Lankowsky <zplankowsky@cvs.com>
Corporate Secretary
PH: 401-765-1500
PH: 401-770-3550
FX: 401-765-7887

Doug Sgarro
CC: Louis Goldberg
Tom Moffatt

[CVS: Rule 14a-8 Proposal, November 8, 2007]
3 – Special Shareholder Meetings

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer. that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard support a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services).

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "Very High Concern" in executive pay.
  - "High Overall Governance Risk Assessment"

- We had no Independent Chairman– Independent oversight concern.
- Two directors had non-director links with our company – Independence concern:
  - Mr. Piccolo
  - Ms. Williams
- Two of our directors held 5 directorships – Over-commitment concern:
  - Mr. Swift
  - Ms. Rosenberg
- No shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Additionally:

- Three directors were designated as "Problem Directors" due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity:
  - Mr. Ryan
  - Mr. Murray
  - Ms. Heard

- Ms. Heard received 32% withhold votes at our 2007 annual meeting yet served on 2 of our key board committees.
- Mr. Headrick (no longer on our board) received a 42% withhold votes in 2007 amid criticism over his role as a Caremark director in approving the sale to CVS.
- Plus these directors served on the following boards rated D by The Corporate Library

1) Mr. Ryan	Bank of America (BAC)
2) Ms. Rosenberg	Avis Budget (CAR)
3) Mr. Swift	Ingersoll-Rand (IR)
4) Mr. Piccolo	Chemtura Corp. (CEM)
5) Mr. Dorman	Motorola (MOT)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 CVS Caremark Corporation (CVS)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

The belated company February 7, 2008 no action request admits that it is "after the 80 day deadline stipulated in Rule 14a-8(j)(1). However the company provided absolutely no precedents for such untimeliness to be excused under any remotely similar circumstances.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 20, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 CVS Caremark Corporation (CVS)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

One example of the company using means regardless of merit to oppose this rule 14a-8 proposal is the discourteous management opposition statement the company submitted on February 19, 2008. This statement beings with the bold text: ***"Statement of The Board Recommending a Vote AGAINST the Steiner Proposal."***

Then the management opposition statement runs on to make five more references to the last-name only "Steiner Proposal."

The only understanding for such discourteous text would be if Mr. Steiner referred to the CVS Caremark Chairman, Mr. Thomas M. Ryan, by his last name only in 6-instances in the rule 14a-8 proposal.

For these reasons, and the February 18, 2008 reasons, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Thomas Moffatt <TSMoffatt@cvs.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter dated February 7, 2008

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that CVS did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END